SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

STATEMENT OF MATERIAL FACT
COMPANHIA SIDERURGICA NACIONAL
Rua São José No. 20, Grupo 1602, parte
Rio de Janeiro/RJ
CNPJ No. 33.042.730/0001 -04

COMPANHIA SIDERURGICA NACIONAL ("CSN" - BOVESPA: CSNA3; NYSE: SID), is pleased to inform its respective shareholders and market participants that, in addition to the Notice to the Market dated as of November 4, 2008 and to the Material Facts dated as of September 29, 2008, October 17, 2008, October 21, 2008 and December 18, 2008, in connection with the strategic partnership regarding Nacional Minérios S.A. ("NAMISA"), the following:

1. On the date hereof, it was closed the acquisition, by Big Jump Energy Participações S.A. ("BIG JUMP"), a corporation whose shareholders are ITOCHU Corporation, JFE Steel Corporation, Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd, Nisshin Steel Co, Ltd., and POSCO, of 40% of the voting and total capital stock of NAMISA, a subsidiary of CSN, for the aggregate amount of approximately US$3.08 billion. Approximately US$3.04 billion out of such amount were used by BIG JUMP to pay in shares subscribed by BIG JUMP in a capital increase of NAMISA upon issuance of new shares.

2. The amounts received by NAMISA were used as payment to certain amounts owed to CSN, in connection with the future sales of crude iron ore (run of mine) and the rendering of port services agreements entered into by CSN and NAMISA, and according to the terms thereto. All agreements were negotiated on an arms-length basis.

3. The difference between the transaction amount announced on the statement of material fact dated October 21, 2008, of US$3.12 billion, and the amount actually paid by BIG JUMP is a result of balance sheet adjustments of NAMISA, contractually established.

4. CSN maintained 60% of NAMISA's voting and total capital.

Rio de Janeiro, December 30, 2008
Otávio de Garcia Lazcano
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.